Eurasian Minerals Inc. NEWS RELEASE

Eurasian’s Regional Strategic Alliance Lands in Haiti Selected for Designated Project Status

Vancouver, British Columbia, January 18, 2011 (TSX Venture: EMX) – Eurasian Minerals Inc. (the “Company” or “EMX”) is pleased to announce that Newmont Ventures Limited (“Newmont” or “NEM”), a wholly-owned subsidiary of Newmont Mining Corporation (NYSE:NEM), has selected the remaining lands in Haiti subject to the EMX-NEM Strategic Venture Agreement as Designated Projects. All of  EMX’s properties are now advanced to Designated Project status, with exploration sole funded and managed by Newmont. This is a major milestone in the advancement of the Joint Venture’s exploration programs in Haiti, and represents a significant success in EMX’s execution of the prospect generation business strategy.

EMX-NEM Designated Projects in Haiti. EMX controls over 281,000 hectares of prospecting permits along northwest Haiti’s prospective Massif du Nord mineral belt. The EMX-NEM Joint Venture has been exploring in northern Haiti since 2008 as part of the Regional Strategic Alliance exploration program, and has reported encouraging results from multiple gold, copper, copper-gold and gold-silver occurrences and prospects. The Strategic Venture Agreement has now been concluded, and exploration lands formerly covered by the agreement are included as two new Designated Projects: Northeast Haiti and North Central Haiti. Further, the Grand Bois Surrounding Properties Joint Venture, Haiti Northwest (previously Montagne), and La Miel Designated Project agreements have been amended to include additional lands not covered in the original agreements. In aggregate, EMX’s exploration properties are now covered as seven Designated Projects (i.e., La Miel, La Mine, Grand Bois, Grand Bois Surrounding Properties JV, Haiti Northwest, Northeast Haiti and North Central Haiti).

Newmont may earn a 70% participating interest in the new Northeast Haiti and North Central Haiti Designated Projects by solely funding the first US$10M in venture expenditures on, or before, six years from the date the government issues the mining convention and exploration licenses. If EMX elects for its interest to be financed, Newmont may earn an additional 5% interest in any specific Designated Project. Additionally, Newmont has agreed to reimburse EMX US $933,334 in satisfaction of the second payment made to Societe Miniere Citadelle for its obligations under the Grand Bois Agreement dated December 22, 2008. For more details concerning EMX-NEM Designated Project and Regional Strategic Alliance terms, please see Company news releases dated April 28, 2008, August 24, 2009, and September 7, 2010.

EMX is exploring and investing in a first class mineral property and royalty portfolio in some of the most prospective, but under-explored mineral belts of the world.

For further information contact:

David M. Cole	Kim C. Casswell
President and Chief Executive Officer	Corporate Secretary
Phone: (303) 979-6666	Phone: (604) 688-6390
Email: dave@eurasianminerals.com	Email: kcasswell@eurasianminerals.com
Website: www.eurasianminerals.com

Suite 300 – 570 Granville Street, Vancouver, British Columbia, Canada V6C 3P1
Tel: (604) 688-6390 Fax: (604) 688-1157
www.eurasianminerals.com

Neither TSX Venture Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statement

Some of the statements in this news release contain forward-looking information that involves inherent risk and uncertainty affecting the business of Eurasian Minerals Inc. Actual results may differ materially from those currently anticipated in such statements.

Suite 300 – 570 Granville Street, Vancouver, British Columbia, Canada V6C 3P1
Tel: (604) 688-6390 Fax: (604) 688-1157
www.eurasianminerals.com